VIA EDGAR AND E-MAIL

September 14, 2023

Division of Corporation Finance

Office of Real Estate & Construction
Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Brookfield Business Corporation

Brookfield Business Partners L.P.

Registration Statement on Form F-3

File Nos. 333-273180, 333-273180-01

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Business Corporation and Brookfield Business Partners L.P. hereby respectfully request that the effectiveness of the above referenced registration statement on Form F-3 (File Nos. 333-273180 and 333-273180-01) be accelerated by the Commission so that it may become effective at 4:00 P.M. Eastern Time on Monday, September 18, 2023.

If the Staff of the Commission has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047 or cbornhorst@torys.com.

Sincerely,

BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Managing Director

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, Brookfield Business Partners Limited

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary